FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ≠,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel          +27 11 562 9775
Mobile      +27 82 971 9238 (SA)
Mobile      +1 857 241 7127 (USA)
email        Willie.Jacobsz@
               goldfields.co.za
Remmy Kawala
Tel           +27 11 562 9844
Mobile       +27 82 312 8692
email         Remmy.Kawala@
                goldfields.co.za
Media Enquiries

Sven Lunsche
Tel           +27 11 562 9763
Mobile       +27 83 260 9279
email        Sven.Lunsche@
               goldfields.co.za
MEDIA RELEASE
Unlawful and Unprotected Strike at KDC East continues
Johannesburg, Monday, 3 September 2012. Gold Fields Limited
(Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) regrets to announce that employees of the East Section of the KDC Gold Mine (KDC East)
on the West Rand in South Africa continue to engage in an unlawful and unprotected strike.
Approximately 12,000 employees are participating in the strike which started with the night shift on August 29. To date three night shifts as well as two day shifts have been lost.
It appears that the strike is the result of an internal dispute between the local branch leadership of the National Union of Mineworkers and certain employee groupings within the NUM membership, who are demanding the resignation and replacement of local NUM branch office bearers.
The senior leadership of Gold Fields’ South Africa Region as well as the
KDC East mine continue to engage with stakeholders, including local, regional and national structures of the NUM, with a view to maintaining the peace and finding an urgent solution to the problem.
Nick Holland, CEO of Gold Fields, called on all stakeholders to place the safety and security of employees ahead of any partisan interests and to engage in good faith with a view to finding a peaceful solution. “The safety of our people is our first priority and we appeal to all stakeholders to continue to act with restraint,” he said.
Gold Fields has been granted an urgent interdict to bring the unlawful and unprotected strike to an end. Peter Turner, Executive Vice
President and Head of Gold Fields’ South Africa Region, explained:
“While we have the right to proceed with the implementation of the interdict, our preference at this stage is to assist the NUM leadership to resolve their internal conflict peacefully and in a manner that would not put at risk the employment and livelihoods of 12,000 people, who are our employees and their members,” Turner said.
Holland added: “We are giving this issue the highest priority and have asked the Department of Mineral Resources (DMR) and the national leadership of the NUM to assist us in facilitating a solution.
“The current situation calls for bold and exceptional leadership from all stakeholders,” he added.

There have been inaccurate reports that the ongoing strike is as a consequence of the unilateral implementation by the Company of a funeral policy scheme. This is completely devoid of truth.
Investor Enquiries:

Willie Jacobsz
Senior Vice President
Head of Investor Relations and Corporate Affairs
USA Cell: +1 857 241 7127
RSA Cell: +27 82 971 9238
Email: willie.jacobsz@goldfields.co.za

Media Enquiries

Sven Lunsche
Vice President: Corporate Affairs
Cell: +27 83 260 9279
Email: sven.lunsche@goldfields.co.za
ends
Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months.
Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold
Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels
(NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 3 September 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
            Relations and Corporate Affairs